November 10, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Sidus Space, Inc.
Draft Registration Statement on Form S-1
Submitted September 28, 2021
CIK No. 0001879726

Ladies and Gentlemen:

This letter sets forth the responses of Sidus Space, Inc., a Delaware corporation (the “Company”), to the comments received from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) concerning its Draft Registration Statement on Form S-1 (CIK No. 0001879726) submitted to the Commission on September 28, 2021 (the “Registration Statement”).

References in the text of the responses herein to captions and page numbers refer to Amendment No. 3 to the Company’s Draft Registration Statement on Form S-1 (the “Amended Draft Registration Statement”), which is being filed herewith.

Draft Registration Statement on Form S-1 submitted September 28, 2021

Cover Page

1.

You disclose that Ms. Craig, your CEO, beneficially owns 10 million shares, or 100%, of your issued and outstanding Class B common stock. As a result of Ms. Craig's Class B holdings, it appears you may be a "controlled company." Please advise. To the extent you will be a "controlled company" following the completion of this offering, please revise your cover page to disclose your status as a "controlled company", disclose the identity and beneficial ownership percentage of your controlling shareholder and provide a cross-reference to a longer discussion of the exemptions available to you, and those on which you intend to rely, as a "controlled company."

RESPONSE: The Company has revised the Amended Draft Registration Statement to address this comment.

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Prospectus Summary

Sidus Constellation, page 2

2.

We note that you have been awarded a 5-year indefinite delivery indefinite quantity contract with NASA. Please revise, where appropriate, to discuss the material terms of this contract and tell us what consideration you have given to filing it as an exhibit. See Item 601(b)(10) of Regulation S-K.

RESPONSE: We have revised the Amended Draft Registration Statement to include the material terms of this contract and will file the contract as an exhibit.

3.

On page 3, you disclose that you have generated space-related manufacturing revenue since 2012. On page 4 and elsewhere, you disclose that you have generated space-related manufacturing revenue since 2014. Please revise to address this inconsistency or advise

RESPONSE: We have revised the Amended Draft Registration Statement to address this comment.

Risk Factors, page 9

4.

We note that Ms. Craig, is also the CEO of Craig Technical Consulting, Inc., your majority shareholder, and is currently pursuing a PhD. We also note that Mr. Silverman, your CFO, is currently an executive officer of several other entities. In light of their involvement with other businesses and activities, please specify the minimum amount of time per week that Ms. Craig and Mr. Silverman devote to your company. If Ms. Craig or Mr. Silverman works less than full time for the company, please include a risk factor indicating the amount of time that she or he dedicates to the company and discuss any related material risks to the company and investors. Also, please consider addressing in a separate risk factor whether Ms. Craig's or Mr. Silverman's outside employment creates a material risk of conflicts of interest with the company and, if so, how such conflicts will be resolved..

RESPONSE: We have revised the Amended Draft Registration Statement to address this comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39

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5.

Please revise your MD&A to highlight, if true, that your revenues to date have been from your space related manufacturing offerings and that you have not generated revenue from your commercial constellation space offering

RESPONSE: We have revised the MD&A section in the Amended Draft Registration Statement to address this comment.

Business

Existing Relationships, page 48

6.

You state here that your customers include large government contractors and government space agencies. Please revise to disclose your number of customers as of the end of each financial statement period included in the filing

RESPONSE: We have revised the Amended Draft Registration Statement to disclose the number of customers as of the end of each financial statement period included in the filing.

Our Intellectual Property, page 55

7.	Please disclose the duration of your patents. See Item 101(h)(4)(vii) of Regulation S- K.

RESPONSE: We have revised the Amended Draft Registration Statement to disclose the duration of our patents.

Employment Agreements, page 62

8.	You state here that you intend to enter into employment agreements with your management. Please revise to describe the material terms of these agreements and file them as exhibits.

RESPONSE: We have revised the Amended Draft Registration Statement to describe the material terms of our employment agreements with our executive officers and we will file them as exhibits.

Description of Capital Stock

Exclusive Forum, page 72

9.

Disclosure here states that the federal exclusive forum provision will apply to both Securities Act and Exchange Act claims, while disclosure in the risk factor on page 33 only notes that the provision will apply to Securities Act claims. Please revise or advise.

RESPONSE: We have revised the Amended Draft Registration Statement to address this comment.

Consolidated Statements of Operations, page F-4

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10.

We note you present a measure of gross profit on the face of your Consolidated Statement of Operations. We further note that it appears all your depreciation expense is currently classified within general and administrative expense. Please tell us how your presentation complies with the guidance in SAB Topic 11.B. In this regard, if you do not allocate any depreciation and amortization to cost of revenue, you should remove the gross profit subtotal from your statements of operations and relabel the cost of revenue line item to indicate that it excludes depreciation and amortization.

RESPONSE: We have revised the Amended Draft Registration Statement to address this comment by including depreciation of fixed assets used in production relative to the reduction in revenue during the same period. We believe our presentation complies with the guidance in SAB Topic 11.B since it requires that in order to avoid placing undue emphasis on “cash flow,” depreciation, depletion and amortization should not be positioned in the income statement in a manner which results in reporting a figure for income before depreciation.

General, page F-7

11.

You refer throughout the filing to the importance of your research and development projects on the future success of your business. Please revise to disclose the total research and development costs charged to expense for each period presented. Refer to ASC 730-10-50-1.

RESPONSE: We have revised the Amended Draft Registration Statement to disclose the total research and development costs charged to expense for each period presented.

Note 2. Summary of Significant Accounting Policies

Principles of Consolidation, page F-7

12.

Please revise to include all of the disclosures required by ASC 810-10-50-2AA and 50-3 regarding your variable interest entity, Aurea Alas. At a minimum, ensure you include in your disclosures the carrying amounts and classification of the VIE’s assets and liabilities in the statement of financial position that are consolidated as well as terms of arrangements that could require you to provide financial support to the VIE, including events or circumstances that could expose the reporting entity to a loss in accordance with ASC 810-10- 50-3. Also, disclose the impact of the VIE on your financial performance and cash flows. Lastly, ensure you address the disclosures required by ASC 810- 10-50-5A.

RESPONSE: We have revised the Amended Draft Registration Statement to address this comment.

General

13.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: The Company will supplementally provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, present to potential investors in reliance on Section 5(d) of the Securities Act.

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If you have any questions relating to any of the foregoing, please contact Jeffrey Fessler of Sheppard, Mullin, Richter & Hampton LLP at (212) 634-3067.

Very truly yours,
/s/ Jeffrey Fessler
Jeffrey Fessler
Sheppard, Mullin, Richter & Hampton LLP
cc: Carol Craig, CEO

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